Mail Stop 4561

February 29, 2008

Christopher W. Wolf
Chief Financial Officer
Acxiom Corporation
1 Information Way, P.O. Box 8180
Little Rock, AR 72203-8180

> **Re:** **Acxiom Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Form 10-K/A for Fiscal Year Ended March 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2007**
> **000-13163**

Dear Mr. Wolf:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Item 1. Business, page 4

1. If you choose to present financial information about geographic areas in your financial statements instead of in the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the

financial statements. Please direct us to this cross reference, or ensure that you include this cross reference in your future filings.

Item 1A. Risk Factors, page 21

2.   Many of your risk factors conclude that the risk you highlight "could adversely affect [y]our business," "could result in decreased revenues, net income and earning per share," could negatively impact your business or cause you to suffer significant harm, or some variation thereof. Each risk factor should highlight a material risk to your company, business or industry that is specific to you and the consequences of the risks you cite should similarly be specific. Please confirm your understanding and ensure that you revise these risk factors to avoid these generic conclusions and to reference specific outcomes that are directly tied to the risks you cite.

3.   In addition, some of the risk factor subheadings you include are generic in nature and could apply to almost any company in any industry. See, as examples not intended to be exhaustive, the following risk factor subheadings:
   - We must continue to improve and gain market acceptance…., page 21;
   - Changes in legislative, judicial, regulatory, cultural or consumer environments…., page 21;
   - General economic conditions and world events could result in reduced demand…., page 22;
   - Failure to attract and retain qualified associates could adversely affect…., page 22; and
   - Decline in value of investments could negatively impact us, page 23.

Please confirm your understanding and ensure that you revise all generic risk factors so that they are tied more directly to the circumstances of your company. When properly drafted, risk factor subheadings should not be easily transferable verbatim from one company's filings to another.

Item 9A. Controls and Procedures, page 38

4.   You describe the company's disclosure controls and procedures as "controls and other procedures … designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods to the Company's management as appropriate to allow timely decisions regarding disclosure." This definition of disclosure controls and procedures is more limited than what is called for under Rule13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or

submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" <u>and</u> to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule and that you will conform your disclosure in future filings. Please note that this applies to your quarterly reports as well.

5. Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during your <u>fourth fiscal quarter</u> in the case of an annual report. Your disclosure states that there was no change during <u>the period covered by the report</u>. Please confirm that you will conform your disclosure to the item requirement in future filings.

<u>Managements Discussion and Analysis of Financial Condition and Results of Operations, page F-3</u>

6. When drafting this section, please ensure that you not only provide quantified disclosure of the changes that occurred from period to period, but that you also discuss in material detail the factors affecting the changes. For instance, you describe a $12.5 million decrease in your International business due mostly to the sale of the German lettershop business. However, you do not discuss the business conditions that caused you to decide to sell that business. In future filings, please ensure that you address the underlying business conditions that you believe affected the changes experienced from period to period and the company's overall performance.

7. Your description of the fluctuations in revenues does not explain whether changes in prices for the services or data you provide had a material effect on the changes in your revenues from one period to the next. You should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. In this respect, the trend for prices of your technology (and any separate trend for changes in prices of services) over the period of the last three years and subsequent interim period should also be disclosed. The existing disclosure fails to inform investors of whether prices for the services and data of the type you sold have increased or decreased and by how much. Please ensure that you address these matters in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K.

<u>Exhibits</u>

8. You have not filed as an exhibit a copy of the agreement with EMC. This agreement does not appear to be in the ordinary course of business. Please tell us

> how you determined that this agreement did not need to be filed. See Item 601(b)(10) of Regulation S-K.

10-K/A for Fiscal Year Ended March 31, 2007

Certain Relationships and Related Transactions, page 30

9.   You have not filed as exhibits to the amended Form 10-K any of the related party contracts, leases and other agreements you reference in the related transactions section. Please advise us as to why you believe the filing of each contract, lease or agreement is not required. See Item 601(b)(10)(ii)(A) of Regulation S-K.

10.   You do not describe the material features of your policies and procedures for the review, approval and ratification of related party transactions. See Item 404(b)(1) of Regulation S-K. Please advise.

Form 10-Q for Fiscal Quarter Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

11.   You do not discuss the underlying business conditions and company actions that resulted in the material fluctuations in the results of operations in the periods covered. Among the issues that might be addressed include the reasons that caused you to realign the business segments (which would appear to constitute trend information that should be discussed) and the reasons for and impact of terminating the acquisition of the company as well as the driving forces behind the increases in headcount and whether they were geographically focused or widely dispersed. This section should provide readers with management's analysis of the factors driving the company's performance. Please tell us what consideration you gave to providing your investors with this kind of analysis.

12.   We note that you attribute changes in consolidated financial statement line items to more than one factor. For instance, you state that the revenue growth in the US from acquisitions was offset by declines in traditional services in a few large IT management contracts, without specifying the offsetting amount. Similarly, you state that the increase in pass-through data revenue was offset by a decrease in other US data revenue. When changes in financial statement line items are attributable to more than one factor, you should ensure that you separately quantify the impact each factor has on the change. In addition, you should ensure that the causes of the changes are also discussed. Please tell us what consideration you gave to making these disclosures.

13.   We note your disclosure on page 24 that "traditional services revenue was negatively impacted by reductions in processing volumes in many large financial services clients." Elaborate on this reduction in processing volumes including whether this is a trend that you expect to continue in future periods. Further, we note the significant decline in deferred revenue for the nine months ended December 31, 2007 compared to the nine months ended December 31, 2006 without a corresponding decline in revenues. We also note the continued decline in your long term unbilled and notes receivables. Your response should include an analysis on whether the changes in these financial measures correlate to the processing volume reductions in many large financial services clients. Additionally, tell us what consideration you gave to including these details within highlights of the quarter ended December 31, 2007. Ensure that your disclosures identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christopher W. Wolf
Acxiom Corporation
February 29, 2008
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief